EXHIBIT 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

For the six month period
ended June 30, 2008
Including Interest on Deposits	$4,515
Pre-tax income from continuing operations
Plus:	177,069
Fixed Charges:

Total Earnings	$181,584

Fixed Charges:
Interest expensed and capitalized	$175,759
Amortized premiums, discounts, and capitalized expenses related to indebtedness	96
An estimate of interest component within rental expense	1,214

Total Fixed Charges	$177,069

Ratio of Earnings to Fixed Charges	1.03

Excluding Interest on Deposits Earnings:
Pre-tax income from continuing operations	$4,515
Plus:
Fixed Charges (excluding capitalized interest)	97,153

Total Earnings	$101,668

Fixed Charges:
Interest expensed and capitalized	$95,813
Amortized premiums, discounts, and capitalized expenses related to indebtedness	96
An estimate of interest component within rental expense	1,214

Total Fixed Charges	$97,153

Ratio of Earnings to Fixed Charges	1.05